SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          OPTICARE HEALTH SYSTEMS, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                   68 38 6P105
                                 (CUSIP Number)

                              Ms. Stephney Costello
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733
          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                                December 31, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                       (Continued on the following pages)


                                 (Page 1 of 10)

CUSIP No. 68386P105                                     Page 2 of 10

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS):

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    76,129,030*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           76,129,030*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,129,030*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):                                                    |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     87.36%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IA
--------------------------------------------------------------------------------

* Palisade Capital Management, L.L.C. ("Palisade"), a New Jersey limited liability company, is a registered investment advisor that has discretionary authority over the accounts of its clients. Palisade is the beneficial owner, on behalf of its clients, of (i) 19,375,000 shares of OptiCare Health Systems, Inc. (the "Company") common stock, par value $.001 per share (the "Common Stock"),
(ii) an immediately exercisable Warrant ("Warrant") to purchase up to 400,000 additional shares of Common Stock, (iii) 2,880,599.5 shares of the Company's Series B 12.5% Voting Cumulative Convertible Participating Preferred Stock, par value $0.001 (the "Series B Preferred Stock"), immediately convertible into 28,805,995 shares of Common Stock, (iv) 7,385,235 shares of Common Stock representing interest/dividends accrued as of December 31, 2003 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock, and
(v) 403,256 shares
of Series C Convertible Preferred Stock, par value $.001 (the "Series C Preferred Stock"), immediately convertible into 20,162,800 shares of Common Stock. The Warrant, the shares of Series B Preferred Stock, accrued interest/dividends on the Series B Preferred Stock, the shares of Series C Preferred Stock, and all shares of Common Stock are held in the account of Palisade Concentrated Equity Partnership, L.P., a private investment limited partnership formed by affiliates of Palisade under the laws of the State of Delaware (the "Partnership").

** Based on 87,148,083 shares of Common Stock outstanding, including (i) 30,394,053 shares of Common Stock outstanding as of December 31, 2003, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (iv) 7,385,235 shares of Common Stock representing interest/dividends accrued as of December 31, 2003 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, and (v) 20,162,800 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by the Partnership.

CUSIP No. 68386P105                                     Page 4 of 10

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Palisade Concentrated Equity Partnership, L.P./
     I.R.S. Identification No. 22-3699993
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS):

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    76,129,030*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           76,129,030*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,129,030*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):                                                    |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     87.36%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     PN
--------------------------------------------------------------------------------

* (i) 19,375,000 shares of Common Stock, (ii) an immediately exercisable Warrant ("Warrant") to purchase up to 400,000 additional shares of Common Stock, (iii) 2,880,599.5 shares of Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock, (iv) 7,385,235 shares of Common Stock representing interest/dividends accrued as of December 31, 2003 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock, and
(v) 403,256 shares
of Series C Preferred Stock, immediately convertible into 20,162,800 shares of Common Stock are held in the account of the Partnership and beneficially owned by Palisade.

** Based on 87,148,083 shares of Common Stock outstanding, including (i) 30,394,053 shares of Common Stock outstanding as of December 31, 2003, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (iv) 7,385,235 shares of Common Stock representing interest/dividends accrued as of December 31, 2003 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, and (v) 20,162,800 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by the Partnership.

CUSIP No. 68386P105                                     Page 6 of 10

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Palisade Concentrated Holdings, L.L.C./I.R.S. Identification No. 22-3699991
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS):

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    76,129,030*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           76,129,030*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     76,129,030*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):                                                    |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     87.36%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     OO
--------------------------------------------------------------------------------

* (i) 19,375,000 shares of Common Stock, (ii) an immediately exercisable Warrant ("Warrant") to purchase up to 400,000 additional shares of Common Stock, (iii) 2,880,599.5 shares of Series B Preferred Stock, immediately convertible into 28,805,995 shares of Common Stock, (iv) 7,385,235 shares of Common Stock representing interest/dividends accrued as of December 31, 2003 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock, and
(v) 403,256 shares
of Series C Preferred Stock, immediately convertible into 20,162,800 shares of Common Stock are held in the account of the Partnership and beneficially owned by Palisade.

** Based on 87,148,083 shares of Common Stock outstanding, including (i) 30,394,053 shares of Common Stock outstanding as of December 31, 2003, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (iv) 7,385,235 shares of Common Stock representing interest/dividends accrued as of December 31, 2003 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, and (v) 20,162,800 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by the Partnership.

CUSIP No. 68386P105                                     Page 8 of 10

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON/
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Eric J. Bertrand /I.R.S. Identification No.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS):

     PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

     Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    54,300*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           54,300*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     54,300*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS):                                                    |_|

     Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0018%**
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN
--------------------------------------------------------------------------------

* Mr. Bertrand individually beneficially owns 54,300 shares. Mr. Bertrand has sole voting and dispositive power over such 54,300 shares. Mr. Bertrand is a member of the General Partner, but is not a member of Palisade or the Partnership, and thus has no shared or dispositive power over the 76,129,030 shares beneficially owned by Palisade. See item 2.

** Based on 30,394,053 shares of Common Stock outstanding as of December 31,
2003.

      Palisade Capital Management, L.L.C. ("Palisade") hereby amends its
Schedule 13D/A, filed with the Securities and Exchange Commission on June 5, 2003, relating to the shares of Opticare Health Systems, Inc. (the "Company") common stock, $.001 par value (the "Common Stock"), as follows:

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended in its entirety as follows:

      On May 12, 2003, the Partnership exchanged the entire amount of principal and interest due under a Senior Subordinated Secured Note dated January 25, 2002 (the "Note"), equal to $16,130,232 into 403,256 shares of Series C Preferred Stock, par value $0.001 per share (the "Series C Preferred Stock").

Item 4. Purpose of Transaction.

      Item 4 is hereby amended in its entirety as follows:

      The Partnership exchanged its Note to increase its shareholder position and to generate cash proceeds for the Company which has been used, in part, to pay down the Company's debt.

Item 5. Interest in Securities of the Issuer.

      Item 5 is hereby amended and supplemented as follows:

      As of the close of business on December 31, 2003, there were 87148,083 shares of Common Stock outstanding, including (i) 30,394,053 shares of Common Stock outstanding as of December 31, 2003, (ii) 400,000 shares of Common Stock issuable upon exercise of the Warrant held by the Partnership, (iii) 28,805,995 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, (iv) 7,385,235 shares of Common Stock representing interest/dividends accrued as of December 31, 2003 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock held by the Partnership, and (v) 20,162,800 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by the Partnership.

      As of such date, (i) 19,375,000 shares (22.24%) of the Common Stock, (ii) 2,880,599.5 shares of Series B Preferred Stock, currently convertible into 28,805,995 shares of Common Stock (33.06%), (iii) a warrant currently exercisable to purchase up to an additional 400,000 shares of Common Stock (0.46%), (iv) 7,385,235 shares of Common Stock representing interest/dividends accrued as of December 31, 2003 on the Series B Preferred Stock issuable upon conversion of the Series B Preferred Stock (8.48%), and (v) 403,256 shares of Series C Preferred Stock, currently convertible into 20,162,800 shares of Common Stock (23.14%) are held by the Partnership in an account over which Palisade has investment discretion. Palisade possesses sole power to vote and direct the disposition of all shares of the Common Stock, the Series B Preferred Stock, and the Series C Preferred Stock beneficially owned by it. Pursuant to Regulation Section 240.13d-3, Palisade may be deemed to beneficially own 76,129,030 shares of the Common Stock, or 87.36% of the Common Stock deemed issued and outstanding. The above does not include 54,300 shares of Common Stock owned of record and beneficially by Eric J. Bertrand, who is a member of the General Partner, but not a member of Palisade or the Partnership. Mr. Bertrand has sole voting and dispositive power over such 54,300 shares of Common Stock and Palisade, the General Partner and the Partnership disclaim any beneficial ownership with respect thereto.

During the past 60 days, there were no transactions in shares of the Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of the Common Stock, by the Reporting Persons or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof except as set forth above.

                                    Signature

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                        February 12, 2004


                                        /s/ Steven E. Berman,
                                        --------------------
                                        in his capacity as a member of each of
                                        Palisade Capital Management, L.L.C. and
                                        Palisade Concentrated Holdings, L.L.C.,
                                        the general partner of Palisade
                                        Concentrated Equity Partnership, L.P.


                                        /s/ Eric J. Bertrand, individually
                                        --------------------

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)